United National Bank
Moderator:  Ryan Beck
November 20, 2001, 1:00 P.M. Eastern

1 BEN PLOTKIN: This is Ben Plotkin for Ryan Beck, good afternoon. I'm here to introduce the call pertaining to the United Trust, Vista transaction. The purpose of this call is to review the terms and the merits of this transaction, which was announced this morning. There is an analysts' presentation that has been distributed. It will be available later today on the web page for United National now this has been filed as well. Without further delay, I'd like to turn this over to Tom Gregor who's Chairman, President and CEO of United National, United Trust`s parent company, the acquiring company who will introduce the other members of management with him. Tom?

TOM GREGOR: Good morning and welcome to the United National Bancorp's conference call. With me today is Chairman Barbara Harding, CFO Bill Keefe of Vista Bancorp, CFO Al Soles of UnitedTrust Bank and United National Bancorp, and Randy Gerleit, President of UnitedTrust.

Before we get into our remarks, and we'll each attempt to handle part of this presentation, I've been advised by our attorneys that I need to make it a point that this presentation contains forward looking statements with regard to the financial condition and operations of United National and Vista, and as such, these forward-looking statements involve certain risks and uncertainties and one should be aware of that. I think that will suffice for our forward-looking statement.

I would like to just step through the transaction, if I could. As you all know at this point, this is a merger of Vista Bancorp into United National Bancorp, and has a transaction value of approximately $151 million that's based on a per share price for Vista of $28.36. This will have a 75% stock component and 25% cash, which is approximately 4 million 656 thousand shares of stock and approximately $37.6 million cash. There will be a procedure for election and the cash stock subject to pro-ration. There's a walk away with regard to a 20% absolute and a 20% index decline in the bank stock. The accounting treatment for this transaction is purchase accounting. The core deposit premium is going to be amortized over eight years straight line. And Vista is giving United National on option of 19.9% in Vista stock at a price of $21.50 per share.

The synergies of this transaction involve the cost saves that we expect to attain, approximately $6.4 million, which is roughly 33% of the general administrative expenses of Vista. We expect to realize 85% of those savings in the year 2002, as we hope to have this transaction closed by the end of April, April 30th, and that would be 100% realized in 2003. The restructuring charges for this transaction are $9.1 million after tax, and $13 million pretax. United National will be granting three board seats to Vista and that would be out of a proforma 19 board seats upon the consolidation. Both Banks have done due diligence upon one another, which involved reviewing credit files and any other items the parties felt necessary to the transaction. It will require shareholder approval by both United National shareholders and Vista shareholders, as well as normal regulatory reviews and the final, the proforma ownership is approximately 23 1/2% Vista shareholders, 76 1/2% United National shareholders. One last summary, this is a $151 million deal value that has a price to the trailing earnings of 19.6 times, priced to 2002, earnings per share of 17.2 times and

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when we put the synergies in for the 2002, we did the price to earnings per share of 12 times. The price to book of 252% and a price to tangible book of 253%, and has involved a core deposit premium of 17.2%.

These are the financial highlights and at this point, I would like to turn to Barbara Harding to comment on the rationale of putting the two companies together.

BARBARA HARDING: Good afternoon. Vista and UnitedTrust, United National, both share a presence in two of our already existing markets. One being Hunterdon and the other one being Warren Counties. We see this as an ability to realize some cost saves because we already share the same markets, and we see this as becoming a stronger competitor with a greater platform of being able to deliver services to our existing customers and new customers. The union of the two is going to definitely strengthen our presence in Hunterdon and Warren Counties and is - we already share in the Warren market as far as Vista goes, the number one place as far as market share goes, but the proforma after the union will certainly increase that share dramatically. In the Hunterdon market where we also share a dual presence, proforma shows that United National Bancorp will take second position in the market. We feel that the union is an alternative to a larger bank with less personal services than we have already provided and can continue to provide as one organization. Vista itself has a lot of opportunities in the market available as a combination with United National to be able to increase the small business - small and middle market lending opportunities that we see in our markets that have not been tapped as of this time. Vista also maintains a trust department that will add over $53 million in assets under management to United National's already existing investment service business. One of the more attractive things also is our Pennsylvania market, which we have been in for 11 years and we see this as an opportunity, again, to create additional value to a larger organization by being able to create more relationships in that market and to expand that market beyond where it is today. And Vista and United both share the same philosophies when it comes to the communities, the employees and the customers that we have been serving over the past years, which makes this job in this transition extreme easy for both entities.

TOM GREGOR: Next Al Soles, if you'd like to run through the financial details?

AL SOLES: Good afternoon everyone. What we have is a financially attractive deal using very conservative assumptions. As it's structured right now, we expect to have a non-dilutive deal to GAAP EPS in 2002, and a deal that will be 3.2% accretive to cash earnings in 2002. For the first full year in 2003, we expect to be 1 1/2 % (INAUDIBLE) to GAAP EPS and over 5% accretive to cash EPS in that year. Cost savings are estimated to be 1/3 of the non-interest expense base of Vista. That base is estimated to be about $19.2 million in 2001. So we built $2.4 million of pretax cost savings into our first annual year of operations, and we expect to realize about 85% in 2002. The financing structure will include, besides the 75% common stock issued, $30 million of trust preferred securities under fairly kind market conditions in this low interest rate

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environment. The remainder of the cash will be funded through internal operations. We haven't built in any revenue enhancements, but as Barbara made comments, there are a lot of good opportunities that we're digging into and particularly, in the trust business etcetera.

We feel that this transaction affords United National to become a leading New Jersey bank. Combined assets on a proforma basis will be $2.7 billion, loans of $1.6 billion and deposits of $2 billion. Trust under management, as Barbara mentioned, will be a bit above $700 million, and we expect that with the 85% cost save realization in 2002, our estimated net income will be above $36 million. Our market capital will approach a half a billion dollars. We believe that our loan portfolios not only are strong and sound, but are very complimentary. Vista has a very similar composition of loans to United National; we serve complimentary markets. Vista has a bit more consumer loan exposure and we have a bit more commercial and industrial exposure and we expect to combine those strengths. As I mentioned before, proforma loans would be $1.6 billion, with about 21% in commercial and industrial, 25% in consumer, one-to-four family residential mortgages will be about 29%, and the remainder in commercial mortgages, and construction and land development being about 25%.

Our combined deposit base will also include nearly 90% in core deposits. Our non-interest bearing demand deposits will be a bit below 14% on a combined basis. Our money market and savings will be almost 42% on a proforma basis, and our other time, our retail CDs, will be a bit less than a third, with time deposits of $100 thousand and over, only amounting to 12% of the deposit base.

Turning to the proforma impact of our results in 2002 and 2003, we have built into the combined earnings of Vista and United National, which we expect in 2002 to be about $35.5 million, after tax cost saves of $3.3 million. Net cost of financing this would include our trust preferred which we estimate the yield on that will be about 8 3/4%, and the internal cash at about 5 1/2% interest rate. The CDI intangible amortization after tax will be about $1.4 million, and we've also built in a slight amortization as a write up on our available for sale securities. This leaves us with proforma earnings of about $36.2 million and with 19.9 average diluted shares outstanding, results in proforma GAAP earnings of $1.82, which is slightly higher than what we expect to earn in 2002 - what United National expects to earn at $1.81. The same numbers in 2003, the GAAP EPS accretion grows to 1 1/2%, and the cash EPS accretion reaches 5.1%, with proforma GAAP EPS being at $2.00 a share.

Taking a look at some of the ratios, when we look at our proforma financial position, we expect as part of the - as a result of this deal, that our equity to assets will rise to 10% due to the premium being paid by United National. Our intangible assets will grow to be $111 million. We have also built into the expected transaction costs a $2 million addition to our loan loss provision, which will bring our combined loan loss reserve to $20.8 million, and as a percentage of loans, it will increase United National's loan loss reserve ratio from 1.05 to 1.29. Our coverage ratios will remain consistent when we combine the banks, and they will be over 260% of non-performing loans, as a percentage

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of our loan loss reserve. And non-performing assets, as a percentage of loans in
OREO, will remain at about 50 basis points. Also as a consequence of the deal, our tangible equity to assets ratio will fall to about 6 1/2%.

To summarize the transaction, we believe that this combination will create a stronger competitor in very familiar markets, a strong community banking presence. It's a great opportunity for United National to enter the eastern Pennsylvania market. It's immediately accretive to both GAAP and to cash EPS. We also believe that the merger integration should be eased due to the fact of our banks' having similar cultures and we both use a similar community-banking model. Our business lines are complimentary, we compete in some communities, but this affords an opportunity for both of us to introduce new ideas to both institutions. It is an effective use of our capital, and we believe the transaction has very low execution risk.

I'd like to comment a little bit about the estimated annual cost savings. We expect that savings in personnel expense will be about $4.5 million. Most of these saves have been identified with respect to our operating back-office and overhead areas. United National uses an outsourcing vendor to process its checks processing and deposit and loans operations. We expect to be able to utilize that platform and be able to realize personnel cost savings in the neighborhood of 45 to 50% of personnel expense. As far as net occupancy saves, we've identified about 3/4 of a million dollars of after-tax cost saves. These primarily relate to the operations facilities that house those aforementioned operations. And our other interest expense savings are expected to be about $1 million 150 thousand after tax, yielding a total of $6.4 million on a full year basis. Transaction expenses, as Tom mentioned, were estimated to be $9.1 million, that's $13 million pretax. Our severance charge is expected to be $3.2 million, professional fees $2.25 million, facilities closing costs $1.1 million, equipment lease terminations at $1 million, the additional $2 million loan loss provision will be about $1.2 million after taxes, and all other at $300 thousand.

Thank you for your attention, I'll open the floor to questions for Mr. Gregor, Ms. Harding, and myself. Sam, are you there?

CONFERENCE COORDINATOR: Yes, I am and at this time if you'd like to ask a question, please press a 1 followed by a 4 on your touch-tone phone and all questions will be taken in the order in which they were received. You'll be placed back into conference following your questions. Again, it is a 1 followed by a 4 on your touch-tone phone.

Okay, and our first question comes from Mr. David Freedmen, go ahead.

DAVID FREEDMEN: Yes, Ms. Harding, you mentioned that there were two alternatives to going this way: keeps you more focused and customer-close, as opposed to going into big banks. Was that something that you had been looking at as an alternative or is that just something you're mentioning from a 50 thousand foot strategic view point?

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BARBARA HARDING: Mr. Freedmen, I had a little difficulty hearing that, would you say that again please?

DAVID FREEDMEN: Can you hear me clearly now?

BARBARA HARDING: Okay, they put the volume up, thank you.

DAVID FREEDMEN: Okay. All right, I was asking, from your comments you had mentioned that there were two alternatives going with another small bank to stay close to your customers and more midsize focused, as opposed to merging with a larger bank. And I'm wondering whether that was something that you had been pursuing as an alternative, or was that just a strategic comment in general?

BARBARA HARDING: No, it was - our business models complement each other, so we were looking to combine ourselves with a partner that was going to be able to help us increase those areas and make them better. I'm not sure if I understand the part about the two smaller institutions.

DAVID FREEDMEN: Well, maybe I misunderstood your comment. You had said that there was an alternative between merging with a larger bank verses...

BARBARA HARDING: Oh, no, no. Yes, it wasn't - I did say that it was an attractive alternative to larger banks with less personal service, but we were not using that as an alternative.

DAVID FREEDMEN: Okay that's what I was trying to understand.

BARBARA HARDING: Yes.

DAVID FREEDMEN: From your comment I had been confused.

BARBARA HARDING: I'm sorry.

DAVID FREEDMEN: And then also, I mean, this will make you - the combined entity, a large presence in a couple of counties, it would appear.

BARBARA HARDING: Yes.

DAVID FREEDMEN: Number two, I believe it is - and in one area you'll be number one - where I think you're number one already?

BARBARA HARDING: Yes, we are. In Warren County we already have the number one market share and have maintained it for a number of years. This is just going to accelerate that number quite a bit.

DAVID FREEDMEN: And...

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BARBARA HARDING:  That's the combination.

DAVID FREEDMEN: Does the fact that you'll be such a large presence there, even though you'll be dwarfed, in terms of assets size, by other banks, does that make it some sort of an antitrust problem?

BARBARA HARDING: No, it doesn't.

DAVID FREEDMEN: Okay, thank you very much.

BARBARA HARDING: You're welcome.

CONFERENCE COORDINATOR: Thank you and our next question comes from Ms. Roberta Proper, go ahead.

ROBERTA PROPER: Thank you, a couple of questions. Number one, what does this bode for future expansion plans for United National, where do you want to go from here? But also, you've spent a lot of time addressing your deposit mix, and that will change somewhat. I know Vista has a somewhat different pricing policy, what do you for see in terms of changes, runoff, what kind of assumptions are you using there? And then a separate question on what your timing is for the data processing integration?

TOM GREGOR: Roberta, this is Tom Gregor. In terms of future expansion, we think this is a wonderful fit for today. It enhances our existing marketplace, but as Al mentioned, it takes us over into Pennsylvania and establishes a real nice foot print and causes us to look at other opportunities to grow from there in a stepping-stone type fashion. And now, I forgot your second question, was...

ROBERTA PROPER: Second question was...

TOM GREGOR: On the deposits, we view our mix to be quite similar and any differences that I've seen in pricing are not that big of a difference. We feel that we come to the marketplace with a very similar business approach and we think together we make a very nice story for the customers and we don't view a major loss of deposits as we go forward.

ROBERTA PROPER: The other question was on the integration and data conversion?

TOM GREGOR: On the a - I'll let Al Soles speak to that.

ROBERTA PROPER: Thanks.

AL SOLES: Roberta, we're targeting trying to hit the ground running. We'll be shooting to have everything aligned so that we can work with Bisys to have much of the pre-conversion work done prior to the actual merging of the banks. Now, obviously, there - we still have to operate as separate entities, but we can do

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much of the merger planning. This is not a real complicated merger, a la like the Fleet-Summit transaction that I am intimately familiar with. This is something that we should be able to do, a lot of the pre-conversation work and do a single "big bang" conversion on a day very close to the actual merger day. We also will benefit somewhat in the first year on a cost save basis because a portion of our charge from Bisys is an account-based charge and that's waved for the first four months after any such conversions. So we will be able to realize a little bit extra to kick in our saves during the first full year. That's why we feel a bit more comfortable with an 85% realization rate in the first year.

ROBERTA PROPER: Thank you. One more question, if I may? You're taking a significant provision, what's your target reserve? Do you expect to stay at that level after the 1.29?

AL SOLES: We expect to take a hard look at - as you know Roberta, we also take a hard look at what our non-performing and non-performing assets are as a percentage of the reserve, so I don't want to commit to a specific target allowance percentage. But let me put it to you this way, I'm much more comfortable where our combined allowance ratio is right now, and I'd like to operate in this range.

ROBERTA PROPER: Thank you very much.

CONFERENCE COORDINATOR: Thank you and our next question comes from Mr. Bill McCrystal, go ahead.

BILL MCCRYSTAL: Thanks. Congratulation guys.

TOM GREGOR: Thank you.

BILL MCCRYSTAL: Could you just give me a sense of what the structure of the banks will be going forward? Is it going to be a merger of all the banks into one, including Pennsylvania?

TOM GREGOR: Yes, it is. In fact, Pennsylvania was merged into Vista Bank during the past year. So Vista is one entity today and that will be merged into United Trust.

BILL MCCRYSTAL: Okay. And then as far as the day - the conversion, you don't anticipate any significant problems as far as systems and everything? You're comfortable obviously, based on your answer to the last question, that that should go fairly smoothly?

TOM GREGOR: Yes we are. Yes.

BILL MCCRYSTAL:  Okay, very good.  Thanks.

TOM GREGOR: Thank you.

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CONFERENCE COORDINATOR: And again at this time, I'd like to remind everyone, it is a one followed by four on you touch-tone phone if you have any questions. And the next question comes from Mr. Mark Saunders, go ahead.

MARK SAUNDERS: Yes, this is for Ms. Harding. First of all, congratulations on the deal.

BARBARA HARDING:  Thank you.

MARK SAUNDERS: I'm curious, to what extent did the threat of a proxy battle next year from Larry Siedman affect the timing of this deal?

BARBARA HARDING: It had no affect at all whatsoever. None whatsoever. And if you remember our battle last year, our shareholders voted 80% to 20% to maintain the existing Board that we had proposed through the channels at Vista. So we were not concerned at all about the proxy issues.

MARK SAUNDERS: Thank you.

CONFERENCE COORDINATOR: And there appears to be no further questions at this time.

BEN PLOTKIN:  Tom, do you want to close?

TOM GREGOR: Pardon Ben, I'm sorry.

BEN PLOTKIN:  Yes, I think we should just wrap up, I think.

CONFERENCE COORDINATOR:  We do have another question that just came in.

BEN PLOTKIN: Oh, okay.

CONFERENCE COORDINATOR:  From Mr. Mark Mitchell.

MARK MITCHELL: One quick question, could you quickly review the exact terms with respect to the exchange ratio please?

TOM GREGOR: I'm going to ask Al Soles if he would do that and he's just turning his papers over as I speak.

AL SOLES: The exchange ratio has a stock and a cash component. We have fixed the cash component to basically the $37.8 million, or 25% of the $151 million value of the transaction. The remainder of the transaction, 75% in stock, will have a fixed number of shares which will fluctuate in value. One way to take a look at the value of what a shareholder will receive is, each shareholder will receive
 .25 times $28.36. That representing the cash value of the transaction - that

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computes to be $7.09, and then the stock value of the transaction would be .75 or 75% times the exchange ratio of 1.17 times an average value of our stock. Now that's the value that the individual shareholder will receive. Now that will be prorated into cash or stock, based on whether cash is over- or under-subscribed. But it allows each shareholder that wants to have cash for the opportunity to get all cash, and it allows each shareholder that wants United National Bank stock, to receive all stock.

MARK MITCHELL: OK. And currently you have 5.38 million shares, is that correct?

AL SOLES:  Vista has that amount of shares outstanding.

MARK MITCHELL:  Okay, thank you very much.

AL SOLES:  You're welcome.

CONFERENCE COORDINATOR: And our next question comes from Mr. Fabreeze Coca, go ahead.

FABREEZE COCA: Oh yes, hi. I just want to know if you're closing any branches?

TOM GREGOR: Initially, we have two branches located across the street from one another in Phillipsburg, and we anticipate, after review, closing one of those branches. And the branch that we will keep is the one that we feel is best able to provide the services to a rather large customer base in that market. That is the only one that we have identified at this time.

FABREEZE COCA: Thank you.

TOM GREGOR: You're welcome.

CONFERENCE COORDINATOR: And there are no further questions at this time.

TOM GREGOR:  Okay, thank you very much.

BARBARA HARDING:  Thank you.

TOM GREGOR:  Ben?

END

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